[COVINGTON & BURLING LETTERHEAD]	November 8, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:	Tronox Incorporated Amendment No. 4 to the Registration Statement on Form S-1 Filed November 9, 2005 File No. 333-125574

Dear Ms. Long:

On behalf of Tronox Incorporated, a Delaware corporation (the "Registrant"), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 4 ("Amendment No. 4") to the Registrant's registration statement on Form S-1, File No. 333-125574. In addition, we will provide a marked copy showing changes from the previous amendment to the registration statement for your convenience.

We are providing the following responses to the comment letter dated November 7, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registrant's previous amendment to the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff's comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 4.

General

1.
Please note that we are awaiting your responses to comments 1, 4, and 13 of our comment letter dated July 1, 2005. Please allow a reasonable time for our review.

        The Registrant respectfully submits that Amendment No. 4 addresses comments 1, 4, and 13 of the Staff's comment letter dated July 1, 2005. For ease of reference, the Registrant has reproduced those comments to indicate how Amendment No. 4 addresses those comments.

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

Comment No. 1 of the comment letter dated July 1, 2005 provided:

  1.    We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

        The Registrant has updated the registration statement to include the price range as well as the number of shares being offered pursuant to the registration statement. The Registrant has included this information and information required by Rule 430A of Regulation C, including information about its capital structure, in Amendment No. 4.

Comment No. 4 of the comment letter dated July 1, 2005 provided:

  4.    We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

        The Registrant has revised the registration statement to include the information that was previously omitted, including information in the Prospectus Summary, as well as the data previously omitted from the tables in the Selected Financial Data, Capitalization, and the Dilution sections of the registration statement. The Registrant acknowledges that the Staff may have further comment.

Comment No. 13 of the comment letter dated July 1, 2005 provided:

  13.    Please disclose the total value of the transaction. We note that you will distribute all of the net proceeds of this offering to Kerr-McGee, as well as a majority of the net proceeds of any additional financing. What is the aggregate value of what Kerr-McGee receives in the separation?

        The Registrant has revised the registration statement to disclose the size and amount of the public offering of Class A common stock. In the revised disclosure, the Registrant estimates that the net proceeds from the offering of Class A common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $316.0 million ($363.8 million if the underwriters exercise in full their option to purchase additional shares), assuming an initial offering price of $19.50 per share. The registration statement further discloses that the Registrant estimates that the net proceeds from the term loan facility and the private offering of unsecured notes, after deducting estimated expenses related to

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

those transactions, will be approximately $539.0 million. All of the net proceeds from these transactions will be distributed to Kerr-McGee.

2.
In your letter to us dated July 29, 2005 you agreed to remove the reference to an intended dividend amount, and the reference was removed from your amendment filed on that date. However, in your amendment filed October 24, 2005 references to an intended dividend amount were added back. Further, the change to page nine was not marked on the redline version of the amendment filed on EDGAR.

  In the future, please indicate in your letter to us the revision of any disclosure previously agreed to with us. Please also ensure that if you file a redline version on EDGAR it is complete with respect to changes from the prior amendment.

  Please revise pages nine and 31 to remove disclosure of your intended dividend amount or demonstrate your ability to pay.

        The Registrant notes the Staff's comments. The Registrant undertakes to indicate in this and any future responses the revision of any disclosures previously agreed to with the Staff. The Registrant also has revised the registration statement to delete the reference to an intended dividend amount.

3.
Please clarify whether you have negotiated the credit agreement referred to in your response to comment 20 in our letter dated July 1, 2005. If so, please file the agreement as an exhibit. Also, please confirm that adjusted EBITDA is computed in the exact manner as provided in the covenants to your debt agreement. Please also tell us how your discussion addresses each of the requested disclosures in the response to Question 10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please make any necessary revisions.

        The Registrant will file the senior secured credit facility as an exhibit to the registration statement in the next amendment to the registration statement. The terms of the senior secured credit facility are currently being finalized. The Registrant and the lenders have already agreed on certain covenants that will be part of the credit facility, including the financial covenants that contain the definition of adjusted EBITDA as a component. Under those covenants, adjusted EBITDA is computed in the exact same manner as the Registrant describes adjusted EBITDA in the registration statement. A detailed discussion of those covenants, as well as the Registrant's position with respect to those covenants on a pro forma basis, is included in the MD&A section. The Registrant respectfully submits that the revised disclosures, in addition to existing disclosures throughout the registration statement, provide the information required by the Staff in Question 10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

  Question 10 provides as follows:

  MD&A requires disclosure of material items affecting liquidity. Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. In this situation, disclosure regarding the covenant may be misleading absent a discussion of the following:

  •
  the materiality of the credit agreement and the covenant;

  •
  the amount or limit required for compliance with the covenant; and

  •
  the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

  Discussion of the non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.

        The following table identifies the information required by Question 10 and indicates where such information may be found in the registration statement.

Information Required by Question 10	Disclosure in the Registration Statement
The Materiality of the Credit Agreement and the Covenant	•	Summary Historical and Pro Forma Combined Financial Data, footnote 4
•
Risk Factors, under the heading "The terms of the senior secured credit facility and the indenture governing the unsecured notes will contain a number of restrictive and financial covenants that could limit our ability to pay dividends or to operate effectively in the future. If we are unable to comply with these covenants, our lenders could accelerate the repayment of our indebtedness."
	•	Selected Historical Combined Financial Data, footnote 5
	•	Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Covenant Compliance"
	•	Senior Credit Facility, under the heading "Covenants"
The Amount or Limit Required for Compliance With the Covenant	•	Management's Discussion and Analysis of Financial Performance under the heading "Covenant Compliance"

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

Information Required by Question 10	Disclosure in the Registration Statement
The Actual or Reasonably Likely Effects of Compliance or Non-Compliance With the Covenant on the Company's Financial Condition and Liquidity	•	Summary Historical and Pro Forma Combined Financial Data, footnote 4
•
Risk Factors, under the heading "The terms of the senior secured credit facility and the indenture governing the unsecured notes will contain a number of restrictive and financial covenants that could limit our ability to pay dividends or to operate effectively in the future. If we are unable to comply with these covenants, our lenders could accelerate the repayment of our indebtedness."
	•	Selected Historical Combined Financial Data, footnote 5
	•	Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Covenant Compliance"
	•	Senior Credit Facility, under the heading "Covenants"
4.
Please break out the risk disclosed in the third paragraph into a separate risk factor and provide more detail so that investors may better assess the risk. For example, are you aware of any changes in laws or regulations or interpretations?

        In response to the Staff's comment, the Registrant has moved and clarified the risk disclosed in the third paragraph into a separate risk factor. This risk is now included in the risk factor that begins, "Hazards associated with chemical manufacturing..."

5.
We have reviewed your response to comment four. We may have further comment once discussion of the adjustments is added.

        The Registrant has included discussion of the adjustments between the actual and as adjusted columns. The Registrant acknowledges that the Staff may have additional comment on the discussion of those adjustments columns.

6.
Please revise your discussion of liquidity to include the impact and classification of the subsequent cash inflows associated with the repurchased receivables.

        In response to the Staff's comment, the Registrant has revised its discussion of liquidity to include the impact and classification of the subsequent cash inflows associated with the repurchased receivables.

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

7.
Please revise your disclosure to show the derivation of the actual debt covenants amounts. In addition, please present the actual amounts alongside the required amounts.

        In response to the Staff's comment, the Registrant has revised its disclosure to show the debt covenant amounts, calculation of the covenants on a pro forma basis, and disclosure presenting how it computed those covenants.

8.
Please revise to disclose conversion features, if any.

        The unsecured notes do not have any conversion features.

9.
We have reviewed your response to comment nine. Please revise the last sentence of the first full paragraph on page F-60 to clearly state that this is the second time that cash inflows related to the same receivables are being included in operating cash flows. In addition, it would appear that the requirements of paragraph 22(a) of SFAS 95 were met the first time you recorded the cash inflows from the original sale of these receivables. Please tell us your basis in GAAP for treating the repurchase of previously sold accounts receivable and your subsequent cash inflows from these repurchased receivables as operating activities as opposed to financing activities. See paragraphs 15, 16(a), and 17(a) of SFAS 95.

        The Registrant has considered the authority provided by the Staff. Accordingly, the Registrant has revised its condensed combined statement of cash flows and related disclosures in the registration statement to reflect the collection of the repurchased receivables as cash flows from investing activities.

10.
In the updated disclosure as of September 30, 2005, please either disclose that all of the repurchased accounts receivable have been collected or disclose the amount that has been collected.

        In response to the Staff's comment, the Registrant has revised the condensed combined statement of cash flows to reflect that all of the repurchased accounts receivable have been collected.

        If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (202) 662-5128 or by facsimile at (202) 778-5128. Thank you for your assistance.

Very truly yours,

/s/ David B.H. Martin

David B.H. Martin

Enclosures

cc:    Lesli Sheppard, Senior Staff Attorney

Tronox Incorporated
Registration Statement on Form S-1
Securities and Exchange Commission

  Matt Franker, Staff Attorney
  Rufus Decker, Accounting Branch Chief
  Scott Watkinson, Staff Accountant
  Gregory F. Pilcher, Kerr-McGee Corporation
  J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP